Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-266332
February 13, 2023

PepsiCo, Inc.
Floating Rate Notes due 2026
4.550% Senior Notes due 2026
4.450% Senior Notes due 2028
4.450% Senior Notes due 2033
4.650% Senior Notes due 2053

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	February 13, 2023
Settlement Date (T+2):	February 15, 2023
Title of Securities:	Floating Rate Notes due 2026	4.550% Senior Notes due 2026	4.450% Senior Notes due 2028	4.450% Senior Notes due 2033	4.650% Senior Notes due 2053
Aggregate Principal Amount Offered:	$350,000,000	$500,000,000	$650,000,000	$1,000,000,000	$500,000,000
Maturity Date:	February 13, 2026	February 13, 2026	May 15, 2028	February 15, 2033	February 15, 2053
Interest Payment Dates:	Quarterly in arrears on each February 13, May 13, August 13 and November 13, commencing May 13, 2023	Semi-annually on each February 13 and August 13, commencing August 13, 2023	Semi-annually on each May 15 and November 15, commencing November 15, 2023	Semi-annually on each February 15 and August 15, commencing August 15, 2023	Semi-annually on each February 15 and August 15, commencing August 15, 2023
Benchmark Treasury:	—	4.000% due February 15, 2026	3.500% due January 31, 2028	3.500% due February 15, 2033	4.000% due November 15, 2052
Benchmark Treasury Yield:	—	4.221%	3.925%	3.717%	3.779%
Spread to Treasury:	—	+35 basis points	+55 basis points	+75 basis points	+87.5 basis points
Re-offer Yield:	—	4.571%	4.475%	4.467%	4.654%
Coupon:	Compounded SOFR plus 0.400%. The interest rate on the Floating Rate Notes due 2026 will in no event be lower than zero	4.550%	4.450%	4.450%	4.650%

Floating Rate Interest Calculation:	The amount of interest accrued and payable on the Floating Rate Notes due 2026 for each interest period will be calculated by the calculation agent and will be equal to the product of (i) the outstanding principal amount of the Floating Rate Notes due 2026 multiplied by (ii) the product of (a) the interest rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in the relevant Observation Period divided by 360. See “Description of Notes—Floating Rate Notes—Compounded SOFR” in the prospectus supplement	—	—	—	—
Compounded SOFR:	A compounded average of the daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index for each quarterly interest period in accordance with the specific formula described under “Description of Notes—Floating Rate Notes—Compounded SOFR” in the prospectus supplement	—	—	—	—

Price to Public:	100.000%	99.942%	99.866%	99.864%	99.936%
Optional Redemption:	—	Prior to January 13, 2026, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after January 13, 2026	Prior to April 15, 2028, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after April 15, 2028	Prior to November 15, 2032, make-whole call at Treasury Rate plus 15 basis points; par call at any time on or after November 15, 2032	Prior to August 15, 2052, make-whole call at Treasury Rate plus 15 basis points; par call at any time on or after August 15, 2052
Net Proceeds to PepsiCo (Before Expenses):	$349,212,500	$498,585,000	$646,854,000	$994,140,000	$495,305,000
Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	Actual/360	30/360	30/360	30/360	30/360
CUSIP / ISIN:	713448 FP8 / US713448FP87	713448 FQ6 / US713448FQ60	713448 FR4 / US713448FR44	713448 FS2 / US713448FS27	713448 FT0 / US713448FT00
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Senior Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. BBVA Securities Inc. TD Securities (USA) LLC
Co-Managers:

Academy Securities, Inc.
ANZ Securities, Inc.
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
ING Financial Markets LLC
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC at 1-212-834-4533 (collect).

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